UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

K-Wah Center #38-03

1010 Middle Huaihai Road

Shanghai, China 200031

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Reports

Full Year of 2011 Financial Results

Shanghai, China, May 15, 2012 — SearchMedia Holdings Limited (“SearchMedia” or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China’s leading nationwide multi-platform media companies, today reported audited financial results for the full year ended December 31, 2011. The Company filed its annual report on Form 20-F with the U.S. Securities and Exchange Commission.

Full Year 2011 Financial Highlights

•	Net revenue was $55.6 million an increase of 13.5% compared to $49.0 million in 2010.

•	Net loss was $13.5 million compared to a net loss of $46.6 million in 2010 resulting in an improvement of Loss Per Share from $2.24 in 2010 to $0.64 in 2011.

•	Adjusted net loss (non-GAAP) was $1.9 million compared to an adjusted net income (non-GAAP) of $2.0 million in 2010.

Peter Tan, CEO of SearchMedia, remarked, “SearchMedia has faced significant challenges these past few years and with the renewed support of the Frost Group and other strategic investors through the recent $3 million convertible note financing, we see a transformation in the prospects of the Company. Major management changes have taken place and are further anticipated. We have added Mr. Jeffrey Ren, an invaluable asset to the Board and we hope to fortify our Board with highly regarded veterans from the industry. We embarked on major cost cutting measures in the first quarter of 2012 and have taken a hardened stance against noncompliant or underperforming subsidiaries as demonstrated by the corporate actions described in recent announcements and filings”

Wilfred Chow, CFO of SearchMedia, added, “As previously announced, in 2012, our Board approved an Integration Program which authorized a capped pool of 7 million common shares to be issued to ex-owners of subsidiaries, for the purpose of converting and eliminating our earn-out liabilities. We believe this will further align the interest of our subsidiaries and shareholders and provide additional incentives for new concessions that benefit all of our operations as a group, as well as enhance the Company’s liquidity and capitalization. In addition, the Company reached settlement agreements for the arbitration initiated by the Company against certain of its predecessor shareholders, as a result of which certain shares or warrants will be cancelled or repurchased at a significant discount. Upon completion of the programs, the Company anticipates the share count will not have materially changed from 2011.”

Full Year 2011 Financial Results

Net Revenues

We generate our revenues from providing advertising services over our network which consists primarily of outdoor billboard, in-elevator and transit platforms. Revenues for the year ended December 31, 2011 were $55.6 million compared to $49.0 million for the year ended December 31, 2010. Net revenue increased by 13.5% from 2010 to 2011 primarily due to the expansion of outdoor billboard and transit advertising. The Company acquired new clients mainly in the electronic and auto industry. We intend to increase the number of contracts in the future in addition to increasing the average revenue per contract.

Gross profit

Our gross profit for the year ended December 31, 2011 was $9.8 million compared to $12.5 million for the year ended December 31, 2010. Our gross margin decreased from 25.6% in 2010 to 17.6% in 2011 due primarily to changes in the mix of service offerings. The contribution of agency services revenue to the total revenue for the year ended December 31, 2010 and 2011 was 59.5% and 75.7% respectively. Our average gross profit margin for agency service is 12.6%.

Recently, we scaled down some of our operations and closed four unprofitable offices under our subsidiary Ad-Icon Shanghai that were involved in the elevator business. We will continue to serve those markets by relying on our other subsidiaries to represent us in the cities affected by the closings. This strategic decision will reduce the overlap in resources and also minimize overhead expenses. As a result of our strategic decision to close these offices, we have reduced the number of media screens in our current portfolio. As a result of the office closings, we were able to subsequently downsize the sales and marketing and assets development team to reduce overhead expenses and to improve our operating margins.

Operating expenses

Total operating expenses for the year ended December 31, 2011 were $23.0 million compared to $57.3 million for the year ended December 31, 2010. The significant components of operating expenses are set forth below:

•

Loss on impairment of goodwill and intangible assets. As a result of the reduction of the estimated value of the reporting units as part of annual impairment tests, goodwill and intangible assets were reduced by $39.4 million in 2010 and $30.7 million in 2011, respectively.

•	Gain on termination of VIEs. The Group recognized gain of $9.6 million on the termination of VIEs at December 23, 2011.

•

Change of fair value of acquisition consideration payable. As a result of decline in performance of Zhejiang Continental in 2011, the earn-out liabilities of Zhejiang Continental, which were initially recognized based on forecast results, were reduced accordingly. An adjustment to contingent consideration of $10.7 million was recognized in the income statements.

•

Gain from extinguishment of acquisition consideration payable. The contingent consideration of Kaixiang, Wuxi Ruizhong and HK Ad-Icon were partially settled in 2011 and a gain of $4.3 million was recognized in the income statement due to issuance of the Company’s shares at a price lower than the price initially agreed at acquisition.

•

Sales and marketing expenses. Sales and marketing expenses were $6.7 million for the year ended December 2011 compared to $4.5 million for the year ended December 31, 2010 primarily due to the changes in sales commissions in line with the net revenues and increase in marketing expenses.

•

General and administrative expenses. General and administrative expenses were $10.2 million for 2011 compared to $12.2 million for 2010 primarily due to reductions in salary expenses and professional fees.

Net loss

As a result of the foregoing, we had a net loss of $13.5 million for the year ended December 31, 2011, as compared to a net loss of $46.6 million for the year ended December 31, 2010.

Adjusted net income/(loss)

Adjusted net loss (non-GAAP), excluding non-cash items, was $1.9 million in 2011 compared to an adjusted net income (non-GAAP) of $2.0 million in 2010 mainly due to the reduction in gross margin in 2011. Please refer to the non-GAAP reconciliation table provided at the end of the release for a year-over-year comparison of non-cash adjustments.

Pursuant to Section 610(b) of the NYSE MKT, LLC (formerly NYSE AMEX) Company Guide, the Company confirmed that it received a “going concern” qualification in its Form 20-F for the fiscal year 2011 from its independent registered public accounting firm, similar to what was received in its Form 20-F last year.

Our shareholders’ deficit as at December 31, 2011 was $13.5 million. Upon completion of the divesture of Zhejiang Continental and elimination of Haiya’s earn-out liabilities in May 2012, our earn-out payable was reduced by $11.2 million which also significantly reduced our shareholders’ deficit. The Company continues to renegotiate with ex-owners of subsidiaries to convert the remaining earn-out liabilities of $12.0 million into the Company’s common shares under the Integration Program. The Company expects the Integration Program will be substantially completed by the end of the second quarter of 2012. The Company also expects the Convertible Note holders to convert their Notes during 2012 and that will increase our shareholders’ equity by another $3.0 million. The Company expects to regain compliance with the NYSE Amex’s minimum stockholders’ equity requirement standard in advance of the January 15, 2013 deadline.

Business Outlook

Peter Tan, CEO of SearchMedia, noted, “Since the beginning of this year, the Company has taken swift action to streamline the business by eliminating unprofitable or under-performing operations such as our Shanghai, Beijing, Guangzhou, and Shenzhen in-elevator businesses, including the cessation of contractual relationships with other unprofitable subsidiaries as a result of the VIE structure termination, divestiture of Zhejiang Continental back to its previous owners and elimination of the earn out obligations due to Shanghai Haiya in May 2012, thereby eliminating the related earn-out liabilities. As a result of these actions related to Zhejiang Continental and Shanghai Haiya, we expect a one time gain to net income of $8 million in the 2012 2nd Quarter. As we move away from the low margin elevator business, we have been able to substantially reduce sales and marketing team and headquarter headcount and overall overhead costs. In rebuilding our core team and integrating our subsidiaries businesses, we hope to position the Company to acquire or develop our own direct nationwide concessions at fair valuations and capitalize on the emerging opportunities in China’s advertising industry, which has grown at an average annual growth rate of 40% since 1979. A fellow CEO of a leading Chinese media company asked if SearchMedia will be the next phoenix to rise from the ashes and I responded with an ancient Chinese proverb — A bird does not sing because it has an answer, it sings because it has a song.”

About SearchMedia

SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, whether the Company’s scalable business model will support a larger revenue, client and concession base; whether margins will strengthen through operational efficiencies; whether the Company will capture market opportunities within China’s advertising market because of its established nationwide presence; whether the Company can grow and can deliver strong, sustainable growth to shareholders; whether Mr. Tan’s experience will enable him to maximize the Company’s sales and concession growth while increasing operational synergies across business segments; whether Mr. Ren and any potential other Board members will help fortify the Board; whether the Company will be successful in renegotiating the earn-out agreements with the prior subsidiary owners; whether growth in occupancy rates and average revenue per contract will increase gross margins; whether the Company can continue to control costs; whether the Company’s subsidiaries and its headquarters operations will be profitable in 2012; whether the Company’s operational opportunities will drive the Company’s long-term growth momentum whether acquisitions previously under discussion or negotiation will be completed in a timely matter or at all and whether such acquisition will be successful; the uncertainties associated with the timing and outcome of legal proceedings; whether the Company’s management structure will result in the benefits, integration and growth anticipated, including accelerated growth for 2012 or beyond; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

SearchMedia Holdings Limited

Paul Conway, 0118613918844646

ir@searchmediaholdings.com

Non-GAAP Financial Measures

To supplement SearchMedia’s consolidated financial results presented in accordance with GAAP, SearchMedia uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income (loss), which exclude loss on impairment of goodwill and intangible assets, gain from termination of VIEs, change of fair value or extinguishment of acquisition consideration payable, amortization on intangible assets, share-based compensation expenses, bad debt provisions and other exceptional items. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, SearchMedia’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

SearchMedia believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

SEARCHMEDIA HOLDINGS LIMITED

CONSENSED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,554	$4,630
Restricted cash	11	1
Accounts receivable, net	18,065	15,822
Other current assets	10,197	12,406

Total current assets	35,827	32,859
NON-CURRENT ASSETS
Property and equipment, net	1,133	633
Deposits for property and equipment	2	31
Intangible assets, net	3,954	—
Goodwill	45,955	16,926

Total assets	$86,871	$50,449

LIABILITIES & SHAREHOLDERS’ EQUITY/ (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$13,894	$14,167
Acquisition consideration payable	29,033	23,238
Income taxes payable	9,228	9,524
Other current liabilities	23,099	16,973

Total current liabilities	75,254	63,902
NON-CURRENT LIABILITIES
Long-term acquisition consideration payable	10,162	—
Long-term payables	3	—
Deferred tax liabilities	989	—

Total liabilities	86,408	63,902

SHAREHOLDERS’ EQUITY/ (DEFICIT)
Common Shares — $0.0001 par value, 1,000,000,000 shares authorized, 20,858,661 and 21,687,497 shares issued and outstanding on December 31, 2010 and 2011, respectively	2	2
Additional paid-in capital	121,521	123,288
Accumulated other comprehensive income/ (loss)	1,153	(1,071)
Accumulated deficit	(122,213)	(135,672)

Total shareholders’ equity/ (deficit)	463	(13,453)

Total liabilities and shareholders’ equity/ (deficit)	$86,871	$50,449

SEARCHMEDIA HOLDINGS LIMITED

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2009	2010	2011
Advertising services revenues	$37,741	$48,967	$55,571
Cost of revenues	(28,059)	(36,454)	(45,788)

Gross profit	9,682	12,513	9,783

Operating expenses
Loss on impairment of goodwill	(15,749)	(39,411)	(27,927)
Loss on impairment of intangible assets	—	—	(2,723)
Gain on termination of VIEs	—	—	9,551
Change of fair value of acquisition consideration payable	—	—	10,681
Gain from extinguishment of acquisition consideration payable	—	—	4,340
Loss on abandonment of lease	(550)	(1,256)	—
Loss on disposal of fixed assets	(15)	(4)	—
Sales and marketing expenses	(3,384)	(4,462)	(6,722)
General and administrative expenses	(13,832)	(12,203)	(10,221)

Total operating expenses	(33,530)	(57,336)	(23,021)
Loss from operations	(23,848)	(44,823)	(13,238)
Total other income/(expense)	5,518	(396)	(138)

Loss before income taxes	(18,330)	(45,219)	(13,376)
Provision for income taxes	(4,319)	(1,420)	(83)

Net loss	$(22,649)	$(46,639)	$(13,459)

Loss per share
Basic and diluted (In US$)	$(4.44)	$(2.24)	$(0.64)

Weighted average number of shares outstanding — Basic and diluted	5,100,465	20,796,789	20,994,015

SEARCHMEDIA HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
(Amounts in thousands)	2009	2010	2011
Net cash provided by/ (used in) operating activities	$(8,775)	$1,670	$(2,852)
Net cash used in investing activities	(40,593)	(20,152)	(902)
Net cash provided by/ (used in) financing activities	73,665	(3,465)	611
Foreign currency translation adjustment	5	103	219

Net increase/(decrease) in cash and cash equivalents	24,302	(21,844)	(2,924)

Cash and cash equivalents at beginning of year	5,096	29,398	7,554

Cash and cash equivalents at end of year	$29,398	$7,554	$4,630

SEARCHMEDIA HOLDINGS LIMITED

Reconciliation of net loss to non-GAAP adjusted net income/(loss)

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2009	2010	2011
Net loss	$(22,649)	$(46,639)	$(13,459)
Add back non-cash items:
Loss on impairment of goodwill	15,749	39,411	27,927
Loss on impairment of intangible assets	—	—	2,723
Gain on termination of VIEs	—	—	(9,551)
Change of fair value of acquisition consideration payable	—	—	(10,681)
Gain from extinguishment of acquisition consideration payable	—	—	(4,340)
Loss on abandonment of lease	550	1,256	—
Share-based compensation	411	2,398	894
Amortization on intangible assets	2,015	1,737	1,329
Bad debt provisions	1,611	1,786	2,905
Provision for litigation contingency	844	2,078	360
Gain on extinguishment of notes	(6,669)	—	—

Adjusted net income/(loss) (non-GAAP)	$(8,138)	$2,027	$(1,893)

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: May 16, 2012	By:	Wilfred Chow
	Name:	Wilfred Chow
	Title:	Chief Financial Officer